UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K  ☒ Form 10-Q   ☐ Form 10-D    ☐ Form N-SAR

For Period Ended: June 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I  -  REGISTRANT INFORMATION

Full Name of Registrant:	Spark Networks SE
Former Name if Applicable:
Address of Principal Executive Office (Street and Number):	Kohlfurter Straße 41/43
City, State and Zip Code:	Berlin, Germany 10999

PART II  -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Spark Networks SE (the “Company”) has determined that it is unable to file its quarterly report on Form 10-Q for the period ended June 30, 2021 within the prescribed time period due to its difficulty in completing and obtaining required financial and other information without unreasonable effort and expense. The Company is working to file its Form 10-Q on or before the fifth calendar day extension provided by Rule 12b-25.

PART IV  -  OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification:

David Clark	(610)517-8305
(Name)	(Area Code) (Telephone number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s):   Yes ☒ No ☐

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:  Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a non-cash impairment charge for the quarter ended June 30, 2021, which will be reflected in operating costs and expenses in our condensed consolidated statement of operations, representing a significant change from the corresponding period in the last fiscal year. The Company is unable to quantify the impact as the preparation of financial statements is still in progress.

Spark Networks SE
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 13, 2021	/s/ David Clark
David Clark Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.